J. Rowland Cook
direct dial: (512) 370-2808
jrcook@winstead.com
May 22, 2007
Mr. Derrick Swanson
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Champion Communication Services, Inc.
Preliminary Schedule 14C
Filed May 1, 2007
File No. 0-12565
Dear Mr. Swanson:
     On behalf of our client, Champion Communication Services, Inc. (“Champion”) we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Champion’s amended preliminary Schedule 14C (the “Amended Preliminary 14C”). In your verbal comment on May 11, 2007, you stated the Commission’s position, referenced in Question H.6 of its July 2001 Third Supplement to the Commission’s July 1997 Manual of Publicly Available Telephone Interpretations, that financial information pursuant to Item 14(c)(1) is required to be included in Champion’s information statement as it relates to the sale of all or substantially all of Champion’s assets. In response to your comment, we have provided pro forma information on pages 5-6 of the Amended Preliminary 14C and the remaining information requested is included in Appendix B to the Amended Preliminary 14C. For your convenience, we have enclosed a marked version of the Amended Preliminary 14C showing changes made to the document previously filed.
     Because the proposed acquirer of Champion’s assets demonstrated to Champion’s Board of Directors its financial ability to satisfy the terms of the asset sale by depositing the entire cash purchase price in escrow upon execution of the Asset Purchase Agreement, we do not believe that disclosure of financial information regarding the acquirer is necessary.
     Champion acknowledges that:
•	Champion is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

SUITE 2100	PH 512.370.2800	WINSTEAD PC	Austin. Dallas. Fort Worth,
401 CONGRESS AVENUE	FAX 512.370.2850	Attorneys and Counselors	Haastea, San Aatoaio.
AUSTIN, TEXAS 78701	WINSTEAD.COM	A Professional Corporation	The Woodlands. Washington DC

Mr. Derrick Swanson
May 22, 2007

•	Champion may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please contact me (512) 370-2808.

Sincerely,
/s/ J. Rowland Cook
J. Rowland Cook

cc:   Plam Cooper (Champion Communication Services, Inc.)
John Menchaca(Firm)
Alex Allemann(Firm)